Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

O2 Treehouse Commercial Inc
1960 Mandela Parkway
Oakland, CA 94501
https://www.o2treehouse.com/

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

Company:

Company: O2 Treehouse Commercial Inc
Address: 1960 Mandela Parkway, Oakland, CA 94501
State of Incorporation: CA
Date Incorporated: March 06, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$350+ | Digital Flipbook

Digital treehouse flipbook with exclusive drawings, images, and insights into the inner workings of O2 Treehouse.

$700+ | Treewalkers Grand Opening Invitation

An invitation to a future Treewalkers grand opening party near you. Travel to be organized and paid for by investor.

$1,000+ | Meet Dustin

Phone call/consultation with Dustin or lunch with him at an O2 Treehouse if conditions permit and you are located in the Bay Area, or if travel is organized and paid for by investor.

$2,000+ | Treewalkers Overnight Stay

A complimentary one-night stay in one of the future Treewalkers locations. Travel to be organized and paid for by investor.

$4,700+ | Franchise Priority

Good faith investment to initiate your franchise process. Does not include necessary architectural fees associated with the master plan of your location.

$5,000+ | Collaborate with O2 Treehouse

Get your artwork, product, or brand featured in one of the first Treewalkers locations (maybe more) or on our website, as well as a personal shoutout on our website, email newsletter, and/or Instagram.

$10,000+ | Lifetime Discount

10% off lifetime stays at Treewalkers locations subject to restrictions or 10% off purchase of (1) Treewalkers glamping tent.

The 10% Bonus for StartEngine Shareholder

O2 Treehouse Commercial Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine

Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Blending the most current engineering methodologies with traditional craftsmanship and purposeful design, O2 Treehouse has constructed dozens of structures around the globe since beginning work in 2006. Central to our philosophy is advancing harmony with the natural world and fostering stronger relationships through time spent at a new elevation. The company originally formed as O2 Sustainability LLC in 2006 in Minnesota. The company transitioned to O2 Treehouse LLC registered in CA and Minnesota, then in 2019, we formed O2 Treehouse Commercial Inc. in California to allow for greater flexibility with permits and licensing. We transitioned our operations and business from the LLC to a Corporation on January 1, 2020.

Competitors and Industry

O2 Treehouse is in the treehouse design/build industry. The other dominant players in this market currently are Nelson Treehouse, Blue Forest, Canopy Crew, and Treehouse Life.

O2 Treehouse is looking to enter the ecotourism short-term rental market as Treewalkers. The dominant players in this market currently are Under Canvas, Getaway and Mendocino Grove.

One main feature that we believe will set us apart is our design and construction style. We have spent many years developing a unique technology for modular construction that can be replicated with variation rather easily to create small or large cohesive and stunning destinations. Another aspect we believe will set us apart in this new industry is our use of a license/franchise business model rather than private ownership, that creates value for many rather than just one and empowers many individuals to invest in, develop, and manage many locations simultaneously. Treewalkers is the name of the hospitality brand we are building. This will also allow for the development of community amongst Treewalkers location owners as well as Treewalkers travelers.

Current Stage and Roadmap

Current Development Stage

The Company began developing products in 2006 and formed as an LLC in 2006. The company has been building custom treehouses for over a decade for residential clients throughout the nation. We have built several installations of the Equilibrium Home, a structural insulated panel system (SIPS) treehome built on top of the Tetratruss modular building platform.

Further, we have developed the initial branding, begun research and development, and engaged relationships with countless potential clients for Treewalkers.. It is a brand division within O2 Treehouse and is not a separate business entity. We currently have trademark registration on the name and representation of the new brand on our existing website o2treehouse.com as well as www.treewalkers.world. We began our first structure in Asheville, North Carolina in 2020, but due to the pandemic, have shifted focus to construction of three prototypes for private clients in California. At the time of writing we are securing private funding and making context specific designs for the first three structures. We have built a strong core of advisors, a detailed business plan, an extensive list of leads, and partnerships with the first Treewalkers camp owners. We plan to launch Treewalkers using funds from the capital raise within the year and have a goal to build 15-25 Treewalkers structures across 2-4 locations within the next two years.

Future Roadmap

As we look to the start of 2021 and beyond, our focus is on launching the Treewalkers brand and physical locations as well as expanding the scope of O2 Treehouse custom projects. This will include:

(1) Prototyping the glamping tent until we reach the final production model

(2) Finishing the first Treewalkers locations currently in development.

(3) Creating a strategic growth plan for O2 Treehouse as a whole and the many business divisions within it which include, custom treehouses, architectural services, education courses, product sales, hospitality, licensing, and franchising.

(4) Hiring key staffing positions to grow Treewalkers which will include, sales, operations, legal, & administration in the near term

(5) Contract the development of Treewalkers website, online booking platform, marketing strategies, and franchisee network online portal

(6) Scaling our manufacturing operation to prefabricate the glamping structure tetratruss parts, leg systems, slab cabinetry, canvas tent, and bathroom facilities, and

develop our installation technologies

(7) Growing and training our installation teams

The first Treewalkers locations won't be subject to a franchise fee as we build our network. Our goal is to have 20 Treewalkers structures established within the next two and a half years from which point we will offer our formal franchise agreements as we will have strong financial precedent and a robust booking platform capable of filling vacancies network-wide.

The Team

Officers and Directors

Name: Heather Feider

Heather Feider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: June 05, 2020 - Present
  Responsibilities: Responsible for company meetings, board meeting minutes and administrative tasks. Heather does not currently receive additional compensation for this role.

- **Position:** Chief Financial Officer
  Dates of Service: March 06, 2019 - Present
  Responsibilities: Heather manages the financial actions of the company. Heather currently receives an annual salary of $52,000 in compensation for her role..

Other business experience in the past three years:

- **Employer:** O2 Treehouse LLC
  Title: Operations & Project Manager
  Dates of Service: January 01, 2018 - March 06, 2019
  Responsibilities: Heather manages all aspects of O2 Treehouse's projects and assists in running the business.

Name: Dustin Feider

Dustin Feider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 06, 2019 - Present

Responsibilities: Managing the organization. Dustin currently owns 100% of outstanding stock of the corporation and receives an annual salary of $72,800 for his role.

- **Position:** Director
  Dates of Service: March 06, 2019 - Present
  Responsibilities: Makes important management decisions and creates policies that guide the company. Dustin does not receive any additional compensation for his Director role.

Other business experience in the past three years:

- **Employer:** O2 Treehouse LLC
  Title: Owner, Lead Designer, Builder
  Dates of Service: December 06, 2006 - Present
  Responsibilities: O2 Treehouse LLC was the original legal entity of the business that Dustin founded and ran beginning in 2006. This entity is no longer active as of 2020.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the ecotourism homesharing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Treewalkers glamping tent. Delays or cost overruns in the development of our Treewalkers glamping tent and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns five trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Permitting and Government Regulations

The installation of our product on a large scale is completely reliant on local government ordinances allowing construction of structures within the specific communities that a customer is attempting to build in. Permits are sometimes costly and an early stage deterrent for prospective consumers within this specific industry.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dustin Feider	1,900,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,900,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 1,900,000
Use of proceeds: Founder share issuance
Date: July 20, 2020
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for the fiscal year 2020 was $808,027 compared to FY 2019's revenue of $444,924. Revenue growth of 81.6% resulted from an increase in average project size and greater demand for the Company's custom treehouses due to management's focus on business expansion and marketing. The Company will continue to increase focus on lead generation and sustainable business development.

Cost of Sales

Cost of sales in 2020 was $604,026 compared to fiscal year 2019's cost of sales of $319,163. This increase of 89.3% was due to expenditures related to the design, pre-fabrication and installation to support the larger number of treehouse projects in demand in 2020.

Gross Profit

Gross profit as a percent of sales in 2020 was 33.7% compared to 39.4% in 2019. Gross profit margins declined due to certain projects being completed on a fixed-price basis in which cost overruns were not passed along to the end customer. The company has ceased all fixed-price contracts with consumers starting in 2021.

Expenses

The Company's expenses consist of, among other things marketing, warehouse rental, executive compensation, digital media, software, sales and general administrative expenses. Expenses in 2020 were $292,701 compared to $103,101 in 2019. This 183% increase is mainly due to non-recurring startup and capital raise related expenditures related to the StartEngine and launch of the new Treewalkers division.

Historical results and cash flows:

We believe that the upward momentum from year to year can be expected moving forward. We continue to become more efficient and expand our product offerings, allowing us to add more personnel to overhead and therefore expand our capabilities to deliver and to penetrate the market.

We tend to fluctuate the most in the Labor Department. This tends to fluctuate because every job is very different. The expertise needed for the scope of our projects varies. A one-hour delay for 5 people can add up to a lot of wasted time over a long period. The launch of Treewalkers and a shift toward prefabricated and reproducible products will provide us with more consistent labor costs.

Our greatest profit margin was selling the labor of our design crew, however the bulk of our income comes from selling the labor of our build crew. This is the best way to construct a treehouse and is how we plan for money to be generated moving forward.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company's current indebtedness includes a private line of credit with an outstanding balance of $7,200, an EIDL loan from the SBA totaling $31,700 (30-year repayment), and a PPP loan from the SBA of $36,731. The Ccompany is currently applying for forgiveness for the PPP loan. The Ccompany has revolving credit from several different sources which total to over $60K of available credit. During 2021, the Company has started to receive market payment terms from its key vendors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are earmarked to be used for launch of the Treewalkers hospitality franchise business. These funds are not critical for the maintenance of the Custom Treehouse business but are necessary for the marketing, personnel and other operations related to the expansion of Treewalkers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary for the viability of O2 Treehouse or its Custom Treehouse division, which has operated without significant external capital for 16 years and continues to grow organically. The funds from this campaign are necessary to establish the new Treewalkers hospitality franchise business. The use of funds includes marketing and personnel related to the expansion offo Treewalkers.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will not be able to operate the Treewalkers portion of our business for any length of time if we only raise the minimum amount of $10k, as this money will go towards paying back costs related to the campaign.

How long will you be able to operate the company if you raise your maximum funding goal?

We estimate that, upon reaching the maximum funding goal, we will be able to establish the Treewalkers hospitality franchise and maintain its operations for the 3 to 5 years necessary for Treewalkers to reach cash flow positive on a yearly basis.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If this campaign is successful, we may choose to pursue a second capital raise on StartEngine. This may be in the form of a Regulation A+ campaign or other forms. This has not been determined at the time of filing.

Indebtedness

- **Creditor:** Landmark Bank
  Amount Owed: $6,225.00
  Interest Rate: 5.0%
  Maturity Date: June 01, 2022

- **Creditor:** SBA - EIDL
  Amount Owed: $31,700.00
  Interest Rate: 3.75%

Maturity Date: June 09, 2050

- **Creditor:** SBA - PPP
  Amount Owed: $36,731.00
  Interest Rate: 1.0%
  Maturity Date: May 05, 2022

Related Party Transactions

- **Name of Entity:** Heather Feider
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Ms. Feider lent the Company money to cover expenses.
  Material Terms: $0 interest, payments are $60/mo until paid off.

Valuation

Pre-Money Valuation: $9,500,000.00

Valuation Details:

To determine our valuation, we utilized a model and an evaluation of our company history. First, we prepared a detailed costing model and annual financial projection incorporating the following: O2 Treehouse (O2T's) current backlog; reasonable growth assumptions taking into account demonstrated customer demand; historical and expected project profit margins; projected conservative rollout of the Treewalkers franchise business tempered from initial broad indications of demand; detailed estimate of operating expenses including increased marketing expense and managerial costs.

We then applied a forward valuation multiple of 10x EBITDA, which is lower than or equivalent to comparable transactions that have closed. i.e. Geoship: 9M premoney valuation, 10x EBITDA, and no current revenue.

Second, the Company's financial history further supports our valuation:

- Over the last 6 of 7 years, O2T has remained consistently profitable to the net income line, proving the competence and fitness of management. Our year of net loss was 2018 when we invested in our first company-owned treehouse: The Pinecone Treehouse;

- Recent historical sales growth and solidifying of gross profit margins prior to any impact from the new high-growth Treewalkers franchise business:

- O2T sales grew by 89% in 2019 YoY

- CAGR of sales of 47% since 2016

- 2019's gross profit margin of 32%, showing that the increase in sales revenues was not achieved at the expense of margin.

Finally, we also compared O2 Treehouse to appropriate comparable firms that supply buildings meant for short-term rental in the outdoor recreation space (in which the comparable company either manufactures or purchases structures for use and facilitates their rental). Three comps were found that fit these criteria.

The first is Getaway which raised $40.1M in 7 rounds of funding and has achieved a current valuation of $100M. The second company with a similar business model is Wigwam Holidays which since its founding in 2000 has built a national franchise and has already expanded to over 80 locations. The third is Under Canvas which raised $17M in venture funding in 2017. These deals prove investor interest in similar companies to O2T, and indicate that O2T has a runway to a much larger potential value with appropriate use of funds and the growth of the franchise business.

Based on the above, we determined O2 Treehouse's $9.5M valuation. The company determined its valuation on a fully diluted basis and currently only has one class of stock and no outstanding convertible securities. The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Fees*
  96.5%
  If we only raise the minimum goal of $10,000, the entire amount will be used to pay back the StartEngine fee.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  We plan to use 15% of our raise on additional branding assets, social media marketing, and website creation.

- *Research & Development*
  20.0%
  Twenty percent of our funding goal will be used for further research and development to produce the desired range of final product offerings.

- *Operations*
  20.0%
  Thirty percent of our funding goal will be used to set up company operations including legal fees and consulting fees necessary to set up corporate franchise structure as well as for rent, utility, and other operations related costs.

- *Company Employment*
  30.0%
  Twenty percent of our funding goal will be to recruit and pay for the employment of skilled professionals.

- *Working Capital*
  11.5%
  Approximately twelve percent of our funding goal will be used for working capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.o2treehouse.com/ (https://www.o2treehouse.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/o2-treehouse

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR O2 Treehouse Commercial Inc

[See attached]

O2 TREEHOUSE COMMERCIAL INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
O2 Treehouse Commercial Inc
Oakland, California

We have reviewed the accompanying financial statements of O2 Treehouse Commercial Inc (the "Company,"), which are comprised of the balance sheets as of December 31, 2020 and December 31, 2019, the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 26, 2021
Los Angeles, California

1

O2 TREEHOUSE COMMERCIAL INC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	7,291	$	14,547
Cash deposit hold		6,905		-
Accounts receivable—net		58,860		-
Total current assets		**73,055**		**14,547**
Property and equipment, net		5,428		-
Total assets	$	**78,484**	$	**14,547**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	23,358	$	5,316
Credit Card		3,694		8,172
Owners loan		687		2,390
Current portion of Loans Payable		32,262		24,450
Total current liabilities		**60,002**		**40,328**
Loans Payable		42,294		-
Total liabilities		**102,295**		**40,328**
STOCKHOLDERS EQUITY				
Common Stock		35,267		35,267
Owner's Draw		(129,840)		(85,779)
Equity Crowdfunding- Common Stock		136,580		-
Retained earnings/(Accumulated Deficit)		(65,819)		24,731
Total stockholders' equity		**(23,812)**		**(25,781)**
Total liabilities and stockholders' equity	$	**78,484**	$	**14,547**

See accompanying notes to financial statements.

2

O2 TREEHOUSE COMMERCIAL INC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	808,027	$	444,944
Cost of goods sold		604,026		319,163
Gross profit		204,001		125,781
Operating expenses				
General and administrative		253,486		97,024
Sales and marketing		39,215		6,077
Total operating expenses		292,701		103,101
Operating income/(loss)		(88,700)		22,680
Interest expense		1,857		7,740
Other Loss/(Income)		(7)		(2,558)
Income/(Loss) before provision for income taxes		(90,550)		17,498
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(90,550)**	$	**17,498**

See accompanying notes to financial statements.

02 TREEHOUSE COMMERCIAL INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Equity Crowdfunding -Common Stock Shares	Amount	Owner's Draw	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	1,000	$ 11,428			$ (38,346)	$ 7,233	$ (19,685)
Owners' contribution		23,839					23,839
Owner's Draw during the year	-	-			(47,434)		(47,434)
Net income/(loss)						17,498	17,498
Balance—December 31, 2019	1,000	$ 35,267			(85,779)	$ 24,731	$ (25,781)
Stock Split (1,900 for 1)	1,899,000						
Capital raised on Crowdfunding			27,316	136,580			136,580
Owner's Draw during the year	-	-			(44,060)		(44,060)
Net income/(loss)						(90,550)	(90,550)
Balance—December 31, 2020	1,900,000	$ 35,267	$ 27,316	$ 136,580	$ (129,840)	$ (65,819)	$ (23,812)

See accompanying notes to financial statements.

O2 TREEHOUSE COMMERCIAL INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(90,550)	$	17,498
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,357		-
Changes in operating assets and liabilities:				
Accounts receivable—net		(58,860)		1,676
Accounts payable and accrued expenses		18,042		5,316
Credit Cards		(4,478)		(1,686)
Cash deposit held		(6,905)		-
Net cash provided/(used) by operating activities		(141,394)		22,804
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(6,785)		-
Sale of property and equipment		-		
Net cash provided/(used) in investing activities		(6,785)		-
CASH FLOW FROM FINANCING ACTIVITIES				
Owner's contribution		-		23,839
Capital raised on Crowdfunding		136,580		-
Borrowings on Loans Payable		50,106		15,335
Owner's loan		(1,703)		-
Owner's Draw		(44,060)		(47,434)
Net cash provided/(used) by financing activities		140,922		(8,259)
Change in cash		(7,256)		14,545
Cash—beginning of year		14,547		2
Cash—end of year	$	7,291	$	14,547
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,857	$	7,740
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

O2 Treehouse Commercial Inc. was formed on September 15, 2016 in the state of California. The financial statements of O2 Treehouse Commercial Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Oakland, California.

O2 Treehouse Commercial Inc. (heretofore referred to as "O2 Treehouse" "O2T" or "the Company") is a luxury treehouse brand. The Company creates bespoke treehouses, customized to each client's needs and desires, and suitable for the client's specific land and trees. O2 Treehouse also just launched a new project called Treewalkers. Treewalkers is a franchise-based treehouse brand that lends property owners a way to enter the home-sharing market with low risk and a high ROI; and lends travelers an easily accessible network of eco experiences.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

O2 Treehouse is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when the services are complete in line with contracts with customers. The Company's revenue primarily results from design, fabrication, and installation of custom treehouses. Each contract with a customer generally lasts four months. Payment terms vary by contract and type of customer, and generally include an upfront payment and weekly or progress billing as the treehouse is fabricated, transported, assembled, and installed.

Cost of sales

Costs of goods sold include the cost of inputs, cost of labor, commissions, supplies and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $39,215 and $6,077, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery & Equipment	$ 6,785	$ -
Property and Equipment, at Cost	**6,785**	
Accumulated depreciation	(1,357)	
Property and Equipment, Net	$ **5,428**	

Depreciation expense for property and equipment for the fiscal years ended December 31, 2020 and 2019 was in the amount of $1,357 and $0 respectively.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 3,000,000 shares of common shares with no par value. During 2020, the company conducted a stock split, subdivided each of 1,000 shares into 1,900 fully paid and non-assessable shares of common stock.

As of December 31, 2020, and December 31, 2019, 1,900,000 and 1,000 of common stock been issued and are outstanding.

5. DEBT

Loans

During the years presented, the Company received loans for an aggregate amount of $74,656. The details and terms of the loans are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 31,700	3.75%	Fiscal Year 2020	30 years	$ 1,189	$ 1,189	$ 1,550	$ 30,050	$ 31,600					
PPP Loan	$ 36,731	1.00%	Fiscal Year 2020	3/5/2022	367	367	24,487	12,244	36,731					
Landmark Loan	$ 6,225	3.99%	Fiscal Year 2018	No maturity date	248	248	6,225		6,225	248	248	7,600		7,600
									-					-
Total					$ 1,804	$ 1,804	$ 32,262	$ 42,294	74,556	$ 248	$ 248	$ 7,600	$ -	$ 7,600

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 32,262
2022	14,104
2023	1,860
2024	1,860
2025	1,860
Thereafter	22,610
Total	**$ 74,556**

Owner Loans

From time to time, the Company receives advances/ loans from one of the owners, Heather Feider, to help with the Company's operations. The loans don't bear any interest rate nor maturity date. As of December 31, 2020, and December 31, 2019, the outstanding balance of the loans was in the amount $ 687 and $ 2,390, respectively and the entire amount was classified as current liability. The imputed interest on the loan was deemed immaterial.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (27,020)	$ -
Valuation Allowance	27,020	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (27,020)	$ -
Valuation Allowance	27,020	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $90,550, and the Company had state net operating loss ("NOL") carryforwards of approximately $90,550. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

From time to time, the Company receives advances/ loans from one of the owners, Heather Feider, to help with the Company's operations. The loans do not bear any interest rate nor maturity date. As of December 31, 2020, and December 31, 2019, the outstanding balance of the loans was in the amount $ 687 and $ 2,390, respectively and the entire amount was classified as current liability. The imputed interest on the loan was deemed immaterial.

During 2020, the Company made payments to O2 Treehouse LLC (also owned by Dustin Feider) in the aggregate amount of $2,500, which were expensed as incurred.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into the certain rental agreement for facilities on month-to-month basis. Rent expense was in the amount of $15,795 and $ 21,576 during the years ended December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through February 26, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

(4/13) Full O2 Treehouse Script Update

Hi, my name is Dustin Feider, and my company, O2 Treehouse, has been building out-of-this-world treehouses for more than 15 years.

It shouldn't come as much of a surprise that too much time indoors and feeling separated has people all around the world yearning for a chance to reconnect with nature, looking for something special to reignite their passion and that is exactly our purpose at O2 Treehouse.

In September, we launched on StartEngine to kick off our new treehouse hospitality brand called Treewalkers, which is now perfectly positioned to provide a unique experience in the outdoor and travel industry unlike anyone has ever seen.

*Disclaimer: Treewalkers is a business line of O2 Treehouse which is currently under development and has yet to be launched. The above images are renderings of future treehouses.

Using our proprietary building technology called the tetratruss and a franchise based business model, we are innovating with our stunning, never before seen treehouse architecture. This is the perfect time for you to invest in this growing success and be part of the treewalkers organization as we continue to scale our operation and turn treewalkers into a global organization.

*The above images are renderings of future treehouses.

We already have 30 signed Letters of Intent, domestic and international, to purchase a minimum of 60 of our new, prefabricated glamping treehouse. Its versatile, its luxurious, it doesn't even need trees! And this is just the beginning of what we can create with the tetratruss and Treewalkers.

We're looking to raise funds to truly launch Treewalkers. We will be doing additional R&D for our products, hiring experts, and building the digital heart and core of the treewalkers brand and revenue model.

The Treewalkers business model is based on two core revenue streams - a 15% gross rental revenue share on all structures we build as well as a product sales and installation.

With this, we can quickly grow our network of eco-destinations around the globe!

The amount of interest we've seen so far has been incredible! We already know that the world wants Treewalkers and the time is now!

People want meaningful experiences that immerse them in the natural world, and a host they can rely on.

We've already seen that this is going to deliver innovation, inspiration and meaning to an industry that is demanding it and to a world that needs it. So please, join the Treewalkers movement to reconnect humanity, care for the natural world, and cultivate kindness on the planet.

Invest on StartEngine, send us an email, reach out however you'd like, and we look forward to connecting with you soon.

Old O2T StartEngine Script

When people find out that I build treehouses, their eyes light up, just like treehouses what?! The treehouse dream is one that we want to make available to all.

Too much time indoors and feeling separated has people all around the world yearning for something special to reignite their passion and connection with nature.

Using our proprietary building technology, O2 Treehouse builds inhabitable pieces of artwork that evoke wonder and inspiration. Our mission is to bring people closer together and closer to nature and its this work that we want to do in a much bigger way. Thats where Treewalkers comes in.

Treewalkers will allow us to scale the work and reach of O2 Treehouse.

Treewalkers is our new global treehouse hospitality brand that launches treehouses into the short-term rental space in a much larger way. We are empowering land owners, small or large, to partner with our trusted brand and offer unforgettable treehouse experiences to the public.

Our goal for the first 12-24 months is to build several treehouse villages that will garner global attention. (better metaphor here)

Once we reach a critical mass of locations, we will implement our franchise business model that includes a robust booking, marketing, and experiential system.

With the successful capitalization of Treewalkers, we plan to grow in a couple key ways:

One of them is the scaling of our manufacturing operation to meet the demand for our Treewalkers Glamping Structure with more than 30 Letters of Intent to purchase already signed.

Hiring Key staff positions and talent that we'll need within our organization including hospitality and legal professionals

Creation of our online booking platform and user generated content marketing system

With this, we can quickly grow our network of eco-destinations around the globe!

The amount of interest we've seen so far has been incredible! We already know that the world wants Treewalkers and the time is now!

People want to get outside and go stay somewhere unforgettable. They want a meaningful experience that immerses them in the natural world, and one they can rely on. The glamping and short term rental markets are exploding! So now is the time to act!

Lets bring super cool architecture in context with the most amazing, incredible natural environments. Its a winning combination and its what we all want.

This is going to bring uniqueness, innovation, and inspiration to an industry that is begging for it and to a world that needs it.

Treewalkers is about inclusion. Thats why we chose crowdfunding and why we want to include you so please send us an email, join treewalkers, and invest in O2 Treehouse to help us reconnect humanity with our roots!

Other Old O2 Treehouse Video Script

When people find out that I build treehouses, their eyes light up, just like treehouses what?!

Each one of our treehouses are really shaped and blended to that that specific tree, to that specific environment, as well as to really the wishes and the dreams of each client and many of them have wanted to build a treehouse for a very long time and so we come to them as a company that can kind of fulfill that dream.

O2t really builds more inhabitable pieces of artwork, in the trees. And its this work that we want to do in a much bigger way and thats where treewalkers comes in.

Treewalkers will allow us to scale the work of O2 Treehouse.

Treewalkers is our new franchise model for the short term rentals of unique structures space.

Our goal for the first 12-24 months is to establish ourselves in the space as we construct up to 20 locations in a prefranchise fee revenue model.

Once we reach a critical mass of 20 locations we'll begin implementing our true franchise revenue model that includes a custom booking and marketing infrastructure

With the successful treewalkers capitalization we plan to grow in a couple key ways

One of them is legal and franchise registration in all 50 states

Creation of the online booking platform

Hiring key staff positions and talent that we'll need within our organization

And finally the scaling of the manufacturing operation to create the treewalkers glamping tent structure

*Its gonna catch, I'm already feeling it

Lets bring super cool architecture in context with the most amazing incredible natural environments

And its a winning combination

This gonna provide more of different, more of unique and also create a consistent experience that people can rely on.

Consistent experience that has all these amazing qualities of being in a tree

Its about inclusiveness and we want to include you so please send us an email, join treewalkers, its gonna be flying off here momentarily. Well see you there.

General Script:

Hook / intro

[framing of room / founder] - One-two sentence intro / hook about the problem - "

 Intro

[Close up on founder]: - Introduction of the founder - "My name is [] and this is [] and we are the founders of [company name] - a company that helps [one sentence summary of company]

Problem

[Cut to shots of the problem, or close up on founder describing the problem]: - 3-4 sentences description about the problem

Solution

[back to founder] That's why we created [insert description of solution] a [insert 2-3 sentence description].

Traction

[Product shots and founder interview] Insert description about what you have done thus far] i.e number of products sold, amount of revenue, customers, growth, "braggy" stats.

Vision

[Founder / product shots] insert info about where you are planning to goal, your aspirations and dreams, why this has the potential to be so exciting

Why now?

[Founder / product shots] Explain why you chose to do raise capital from the crowd, why now is a good time to invest. End with reiteration of your mission

Call to action

[end with a page to invest now with click here to learn more] "Go to our page on StartEngine to learn more"

 to 2 minutes in length

Have a strong hook in the beginning to get attention (you have 5 seconds to make an impression)

Kick off with interview with the founder speaking directly to the camera.

Approximately 6 second cuts are ideal

Showcase the founders (with compelling narrative and good sound quality)

Tell your story (walk through your pitch - problem, solution, differentiating features, mission etc)

Hit the problem and solution - don't spend too much time but get to the point

Describe the opportunity for investors. Sell them on the size of the market, showcase the traction to date, show off the press (splice press footage into the video), revenue numbers

Wrap it up with an overall vision - where is it going and why should they be involved

End with some sort of CTA

30 secs

Start with your standard description of the company, your designs and what sets you apart.

30 secs

Discuss CondeNast Graphic in context of who your core customer is

Who is the franchisee, what the unique qualities of your experience

Along with one of your properties, out line 1 or 2 others that fit the same growth pattern.

30-45 secs

Then, describe the 3 stage plan. One version mentioning AirBnb, the other as written.

Discuss generally how this injection of capital will help your navigate the next 24-30 months. Avoid specific numbers and commitments.

15 secs

End by re-enforcing the how special the experience is staying in your properties and how unique these spaces will be as a franchise.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

A0844054

FILED
Secretary of State
State of California

JUN 29 2020

4251768

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
O2 TREEHOUSE COMMERCIAL INC
a California corporation

I, Dustin Feider, hereby certify that:

1. I am the Chief Executive Officer of O2 Treehouse Commercial Inc, a California corporation.

2. Article 4 of the Articles of Incorporation for this corporation is amended to read as follows:

> "The total number of shares of stock which the corporation shall have authority to issue is Three Million (3,000,000) shares of common stock. Simultaneously with the effective date of this Certificate of Amendment, each one (1) share of Common Stock issued and outstanding immediately prior to the effective date of the filing of this Certificate of Amendment is hereby split, subdivided and changed into One Thousand, Nine Hundred (1,900) fully paid and non-assessable shares of common stock of this corporation."

3. The following is hereby added as Article 5.1 of the Articles of Incorporation:

> "The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

4. The following is hereby added as Article 5.2 of the Articles of Incorporation:

> "This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to this corporation and its shareholders."

5. The foregoing amendment to the Articles of Incorporation has been duly approved by the Board of Directors.

6. The foregoing amendment to the Articles of Incorporation has been duly approved by the required vote of the shareholders in accordance with Sections 903 and 904 of the Corporations Code. This corporation has one class of shares, common stock, and 1,000 shares of common stock are outstanding. The number of shares of common stock voting in favor of the amendment equaled or exceeded the vote required, which was 51% of the outstanding shares of common stock.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Dated: June 5, 2020



Dustin Feider, Chief Executive Officer

Dated: June 5, 2020



Heather Feider, Chief Financial Officer



I hereby certify that the foregoing transcript of 2 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

Date: JUL 16 2020

ALEX PADILLA, Secretary of State

A0844054

FILED
Secretary of State
State of California

JUN 29 2020

4251768

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
O2 TREEHOUSE COMMERCIAL INC
a California corporation

I, Dustin Feider, hereby certify that:

1. I am the Chief Executive Officer of O2 Treehouse Commercial Inc, a California corporation.

2. Article 4 of the Articles of Incorporation for this corporation is amended to read as follows:

> "The total number of shares of stock which the corporation shall have authority to issue is Three Million (3,000,000) shares of common stock. Simultaneously with the effective date of this Certificate of Amendment, each one (1) share of Common Stock issued and outstanding immediately prior to the effective date of the filing of this Certificate of Amendment is hereby split, subdivided and changed into One Thousand, Nine Hundred (1,900) fully paid and non-assessable shares of common stock of this corporation."

3. The following is hereby added as Article 5.1 of the Articles of Incorporation:

> "The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

4. The following is hereby added as Article 5.2 of the Articles of Incorporation:

> "This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to this corporation and its shareholders."

5. The foregoing amendment to the Articles of Incorporation has been duly approved by the Board of Directors.

6. The foregoing amendment to the Articles of Incorporation has been duly approved by the required vote of the shareholders in accordance with Sections 903 and 904 of the Corporations Code. This corporation has one class of shares, common stock, and 1,000 shares of common stock are outstanding. The number of shares of common stock voting in favor of the amendment equaled or exceeded the vote required, which was 51% of the outstanding shares of common stock.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Dated: June 5, 2020



Dustin Feider, Chief Executive Officer

Dated: June 5, 2020



Heather Feider, Chief Financial Officer

